SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 19, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated February 19, 2004, regarding a proposal to reduce the differences in voting rights in Ericsson to 1:10.

Ericsson Press Releases

The Work Group presents a proposal to reduce the differences in voting rights in Ericsson to 1:10

Date: Thursday, February 19 2004

The proposal of the Work Group states that the differences in voting rights are reduced to 1:10. The A-shareholders will be entitled, for each A-share, to convert one B-share to one A-share. Conversion rights may be sold for SEK 1.10 each. The proposal is subject to inter alia approval on general meeting in Ericsson as well as in Industrivärden and Investor.

The Work Group, that has investigated the voting rights issue in Ericsson, today presents a proposal for a solution. The proposal states that the voting rights for the B-share is changed from 1/1000 to 1/10 and that all A-shareholders will receive a special right, a conversion right, for each A-share. The conversion right entitles the holder to convert one B-share to one A-share during a period of approximately 3 months. The intention is that the conversion right will be traded on the Stockholm Stock Exchange.

Alecta, AMF Pension, Första AP-fonden, Andra AP-fonden, Tredje AP-fonden, Fjärde AP-fonden, Nordeas fonder i Sverige och Luxemburg, Robur fonder, SEB Trygg Liv, SEB fonder, Handelsbanken fonder, Handelsbanken Liv and SPP fonder will make a cash offer to purchase the conversion rights for SEK 1.10 each. Skandia Liv, a major shareholder of both A- and B-shares, will not participate in the offer, neither as a purchaser nor as a seller of conversion rights. In respect of Industrivärden, Investor and Handelsbankens Pensionsstiftelse, Pensionskassa and Personalstiftelse, the offer does only include a maximum of 25 % of the conversion rights that each of them will receive.

“During the entire process, the Work Group has focused on what is best for the company and therefore we are very satisfied to conclude today that the Group has agreed on a solution of the voting rights issue,” commented Michael Treschow, Chairman of Ericsson’s Board. “The Board and the management of Ericsson have pointed out that it is important for the company that the differences in voting rights are reduced to 1:10. The current differences in voting rights have been criticized by many Swedish as well as foreign shareholders. Ericsson’s Board and management are of the opinion that it is valuable for Ericsson and its shareholders that the differences in voting rights are reduced as proposed.”

The voting rights issue will be addressed on the annual general meeting of Investor on 23 March 2004 and on the annual general meeting of Industrivärden on 29 March 2004. Investor and Industrivärden intend to make public, shortly following the annual general meetings, to what extent they will sell conversions rights in the offer.

The A-shares currently represent approximately 97.7 % of the votes in Ericsson. As a result of the change in voting rights for the B-share, the current A-shareholders’ votes are reduced to approximately 29.7%. Assuming that all conversion rights are exercised, the number of A-shares will be doubled and their proportion of the voting power will then be approximately 46.9%.

On the assumption that the proposed solution is approved on the general meetings of Investor and Industrivärden, the proposal will be submitted for a resolution at an extraordinary general meeting in Ericsson. The proposal is also subject to the Swedish Securities Council (Aktiemarknadsnämnden) stating that the proposal is not in conflict with good practice on the securities market. Furthermore, the proposal is subject to that a final advance tax ruling from the Council for Advance Tax Rulings (Skatterättsnämnden)/the Supreme Administrative Court (Regeringsrätten) has been received, stating that the reduction of the differences in voting rights to 1:10 and the conversion from B- to A-shares, do not trigger tax liability.

Detailed information about the proposal will be presented prior to the extraordinary general meeting in Ericsson. It is intended that the offer and the conversion are completed late 2004/early 2005.

Assuming that all conversion rights are exercised in accordance with the above, the major shareholders of the company will have the following voting power.

| | | |

Shareholders	As per December 31, 2003		If all A-shareholders exercise the conversion rights received for conversion
Investor	38,29	% (1)	19,43%
Industrivärden	27,72	% (2)	13,28%
SHB pensionsstiftelse	7,21	% (3)	3,42%
Fidelity fonder	0,12	% (14)	2,92%
Skandia	4,45	% (5)	2,63%
SHB pensionskassa	4,72	% (4)	2,27%
Robur fonder	0,07	% (16)	1,71%
SEB-Trygg Försäkring	1,95	% (6)	1,31%
SHB/SPP fonder	0,17	% (12)	1,01%
Nordea fonder	0,04	% (17)	0,99%

The Work Group has consisted of Investor, Industrivärden, Alecta, Robur fonder, Nordeas fonder i Sverige och Luxemburg, AMF Pension, Skandia Liv, Fjärde AP-fonden, SEB fonder, Första AP-Fonden, Andra AP-Fonden, SEB Trygg Liv, Tredje AP-Fonden, Handelsbankens Pensionsstiftelse, Personalstiftelse och Pensionskassa, Handelsbanken fonder, Handelsbanken Liv and SPP fonder. The Work Group was appointed in connection with the rights issue in 2002 and has been headed by Michael Treschow, chairman of the Board of Ericsson.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Michael Treschow, Chairman of the Board, Ericsson

Contact: Åse Lindskog, Head of Media Relations

Phone: + 46 730 24 48 72, e-mail press.relations@ericsson.com

Gary Pinkham, Vice President Investor Relations, Ericsson

Phone: + 46 8 719 00 00, e-mail investor.relations@ericsson.com

Alecta

Lars Otterbeck

Phone: + 46 8 411 66 60

AMF Pension

Mats Guldbrand

Phone: + 46 8 696 31 24

Första AP-fonden

William af Sandeberg

Phone: + 46 8 566 202 01

Contact: Nadine Viel Lamare

Phone: + 46 709 68 12 70

Andra AP-fonden

Lars Idermark

Phone: + 46 31 704 29 00

Tredje AP-fonden

Tomas Nicolin

Phone: + 46 8 555 171 71

Fjärde AP-fonden

Björn Franzon

Phone: + 46 70 603 45 52

Handelsbanken fonder

Joachim Spetz

Phone: + 46 8 701 29 79

Handelsbanken Liv

Björn C. Andersson

Phone: + 46 8 701 10 21

Handelsbankens stiftelser

Curt Källströmer

Phone: + 46 8 701 10 14

Industrivärden

Anders Nyrén

Phone: + 46 8 666 64 00

Investor

Claes Dahlbäck

Phone: + 46 8 614 20 00

Contact: Fredrik Lindgren

Phone: + 46 8 614 20 31

Nordeas fonder i Sverige och Luxemburg

Peter Rudman

Phone: + 46 8 579 420 23

Robur fonder

Anders Ek

Phone: + 46 8 585 924 00

SEB fonder

Björn Lind

Phone: + 46 8 788 62 34

SEB Trygg Liv

Björn Lind

Phone: + 46 8 788 62 34

Skandia Liv

Caroline af Ugglas

Phone: + 46 8 788 33 50

SPP fonder

Joachim Spetz

Phone: + 46 8 701 29 79

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: February 19, 2004